WesMark Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA  15222-3779

To the Board of Trustees of:

Portfolios of WesMark Funds			File No.

WesMark West Virginia Municipal Bond Fund	811-07925
WesMark Growth Fund				811-07925
WesMark Balanced Fund				811-07925
WesMark Bond Fund				811-07925


We have examined the investment accounts shown by the books and records of the WesMark West Virginia Municipal Bond Fund and the WesMark Growth Fund listed above for the period from the date of the last security count, January 29, 1998, to April 27, 1998 and the WesMark Balanced Fund and the WesMark Bond Fund listed above for the period from the date of fund inception, April 1, 1998, to April 27, 1998. Our examination was made without prior notice to the funds. Our work included agreement of an analysis of portfolio transactions recorded from January 29, 1998 (April 1, 1998 for WesMark Balanced Fund and WesMark Bond Fund) to April 27, 1998, in the investment accounts to supporting records and verification of a sample of such portfolio security
transactions to supporting records and documentation.   It
is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

WesBanco Wheeling (WesBanco), located in Wheeling, West Virginia, in addition to acting as custodian for the Funds, is the holder of investment securities of other customers of WesBanco. Agents of WesBanco hold, or account for by book entry, securities which are the responsibility of WesBanco through custodian or trust arrangements. Securities held by agents of WesBanco, while identified by such agents as being deposited by WesBanco, cannot always be identified by such agents as to the specific customers of WesBanco who have securities included in such deposits.

WesBanco confirmed to us that all portfolio securities owned by the Funds on April 27, 1998 were held for the account of WesBanco by The Depository Trust Company (DTC) as the agent of WesBanco.

We obtained a confirmation from DTC of the securities held by such agent for the account of WesBanco as of April 27, 1998. In cases where securities confirmed by the agent could not be attributed by the agent to specific Wesmark Funds, we reviewed Wesbanco's reconciliation of the agent's confirmation to WesBanco's internal records, identifying securities held by such agent as a part of WesBanco's aggregate security position with such agent. We also reviewed WesBanco's records which show the owners of the securities held by each agent for the account of WesBanco at that date. We determined that securities, identified by such records as the property of the Funds, were in agreement with the Funds' records of securities owned at April 27, 1998.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements of the Funds in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of any of the Funds, taken as a whole.




DELOITTE & TOUCHE LLP

May 29, 1998